CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

                                 --------------

Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On March 26, 2003, the issuance by the Company of $65,000,000 aggregate principal amount of its Series F 5.60% Senior Insured Quarterly Notes due April 1, 2033 (the "Series F Notes"), pursuant to the Sixth Supplemental Indenture dated as of March 26, 2003, supplementing the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. Filed herewith are the following exhibits:

       Exhibit A -- Prospectus supplement with respect to the Series F
                    Notes, dated March 21, 2003. (Filed electronically March 25, 2003, in File Nos. 333-59942, 333-59942-01 and
                    333-59942-02.)

       Exhibit B -- Underwriting Agreement with respect to the Series F
                    Notes dated March 21, 2003. (Designated in Form 8-K dated March 21, 2003 as Exhibit 1.)

       Exhibit C -- Sixth Supplemental Indenture dated as of March 26,
                    2003 to the Senior Note Indenture dated as of January 1, 1998 between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee. (Designated in Form 8-K dated March 21, 2003, as Exhibit 4.2.)

       Exhibit D -- Opinion of Beggs & Lane, a Registered Limited
                    Liability Partnership, dated April 1, 2003.



Dated: April 1, 2003                                 GULF POWER COMPANY



                                                     By /s/Wayne Boston
                                                         Wayne Boston
                                                     Assistant Secretary